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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A

                               (AMENDMENT NO. 6)

   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                       Century Properties Growth Fund XXII
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                       (Name of Subject Company (Issuer))

                             AIMCO Properties, L.P.
                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                                Fox Partners IV
                       Fox Capital Management Corporation
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                      (Names of Filing Persons (Offerors))

                            Limited Partnership Units
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                                   PO Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
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                      (Name, address, and telephone numbers
                   of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

                TRANSACTION VALUATION*          AMOUNT OF FILING FEE
                ----------------------          --------------------
                    $13,806,984.39                   $1,625.08


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*    For purposes of calculating the fee only. This amount assumes the purchase of 34,406.50 units of limited partnership interest of the subject partnership for $401.29 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,625.08           Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule To/13E-3 Date Filed: February 16, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[X]  going-private transaction subject to Rule 13e-3

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                         AMENDMENT NO. 6 TO SCHEDULE TO

      This Amendment No. 6 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on February 16, 2005, as amended by Amendment No. 1 thereto filed on March 15, 2005, Amendment No. 2 filed on March 28, 2005, Amendment No. 3 filed on April 27, 2005, Amendment No. 4 filed on May 31, 2005, and Amendment No. 5 filed on June 7, 2005 (as amended, the "Schedule TO"). This Amendment No. 6 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Century Properties Growth XXII, a California limited partnership (the "Partnership"), at a price of $401.29 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated February 16, 2005 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4(a) of the Schedule TO is amended and supplemented as follows:

     The comparison table under "Special Factors - Valuation of Units - Comparison of Offer Price to Alternative Consideration" inadvertently disclosed a highest cash tender offer price (2002-May 2005) of $251.00 instead of the correct amount of $400.00. The tender offer pursuant to which this price was paid is disclosed five paragraphs below the comparison chart in "Special Factors
- Valuation of Units - Prior Tender Offers."



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                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2005

                                          AIMCO PROPERTIES, L.P.

                                          By: AIMCO-GP, INC.
                                              Its General Partner

                                          By: /s/ Martha L. Long
                                              ------------------------------
                                              Martha L. Long
                                              Senior Vice President


                                          APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY

                                          By: /s/ Martha L. Long
                                              ------------------------------
                                              Martha L. Long
                                              Senior Vice President


                                          AIMCO-GP, INC.

                                          By: /s/ Martha L. Long
                                              ------------------------------
                                              Martha L. Long
                                              Senior Vice President


                                          FOX PARTNERS IV

                                          By: FOX CAPITAL MANAGEMENT CORPORATION
                                          Its General Partner

                                          By: /s/ Martha L. Long
                                              ------------------------------
                                              Martha L. Long
                                              Senior Vice President


                                          FOX CAPITAL MANAGEMENT CORPORATION

                                          By: /s/ Martha L. Long
                                              ------------------------------
                                              Martha L. Long
                                              Senior Vice President

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